UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2011

Commission File Number: 001-33416
OceanFreight Inc.

(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ANNOUNCEMENT

A putative shareholder class action lawsuit captioned Litwin v. OceanFreight, Inc., et. al, was filed in the United States District Court for the Southern District of New York on October 13, 2011 against OceanFreight Inc. ("OceanFreight"), DryShips Inc. ("DryShips"), Ocean Rig UDW Inc. ("Ocean Rig"), Pelican Stockholdings Inc. ("Pelican"), and the directors of OceanFreight.  The plaintiff alleges violations of the Securities and Exchange Commission (the "SEC") proxy rules and breach of fiduciary duties by the directors of OceanFreight, purportedly aided and abetted by the other defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips.  The complaint sets out various alternative remedies, including an injunction barring the merger, rescission, and/or actual and punitive damages.

The lawsuit has not been served on the defendants.  The defendants believe that the complaint is without merit and, if served, intend to defend the lawsuit vigorously.

Filings with the U.S. SEC

In connection with the proposed merger of OceanFreight with DryShips, Ocean Rig filed a registration statement on Form F-4 (Registration No. 333-176641)(the "Form F-4") with the SEC that was declared effective on October 12, 2011.  The Form F-4 contains a proxy statement / prospectus and other documents.  OceanFreight mailed the proxy statement / prospectus contained in the Form F-4 to its shareholders on October 17, 2011.  The Form F-4 and proxy statement / prospectus contain important information about DryShips, Ocean Rig, OceanFreight, the merger and related matters.  Investors and shareholders should read the proxy statement / prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger.  The Form F-4, the proxy statement / prospectus and all other documents filed with the SEC in connection with the merger are available, free of charge, on the SEC's web site at www.sec.gov.  In addition, the proxy statement / prospectus and all other documents filed with the SEC in connection with the merger will be made available to shareholders, free of charge, by contacting Dryships at 80 Kifissias Avenue, Amaroussion 15125 Athens, Greece Tel: +011 30 210-80 90-570, Fax: +01130 210 80 90 585 Email: finance@dryships.com or OceanFreight at 80 Kifissias Avenue, Athens 15125, Greece Tel: +30-210-6140283, Fax: +30-210-6140284, Email: management@oceanfreight.com.

In addition to the Form F-4 was filed by Ocean Rig, the proxy statement / prospectus and the other documents filed with the SEC in connection with the merger, DryShips and OceanFreight are obligated to file annual reports with, and submit other information to, the SEC.  You may read and copy any reports and other information filed with, or submitted to, the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois.  Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms.  Filings with the U.S. SEC also are available to the public from commercial document–retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:/s/ Anthony Kandylidis
Chief Executive Officer

Dated: October 18, 2011